Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of Language Line, Inc. on Form S-4 of our report dated June 2, 2004 relating to the consolidated financial statements of Language Line Holdings, Inc. and subsidiaries as of December 31, 2003 and 2002 and for each of the three years in the period ending December 31, 2003 (which report expresses an unqualified opinion on those consolidated financial statements and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/    DELOITTE & TOUCHE LLP

San Jose, California

September 1, 2004